SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-32179

INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)

THE YUKON TERRITORY, CANADA
(State or other jurisdiction of incorporation or organization)

60-92 COOK STREET
PORTSMITH, QLD 4870, AUSTRALIA
(Address of principal executive offices)

Registrant’s telephone number, including area code: (61) 7 4046 4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Mark Laurie
Mark Laurie
General Counsel & Corporate Secretary

Date: 28 August 2008

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF AUGUST 2008

Exhibit Index

1.	Press Release dated 25 August, 2008 - INTEROIL ANNOUNCES INCREASED GAS FLOW RATE AT ELK-4 WELL IN PAPUA NEW GUINEA